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SEC 17009761 ON

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SEC FILE NUMBER
8-68696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ondra Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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Ondra Partners LP

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partners' Capital.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Baldock, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition of Ondra Partners LP at March 31, 2017, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO and CCO
Title

Subscribed and sworn
to before me this 25th day of May 2017.

Laura C. Claudio

LAURA C. CLAUDIO
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 9/30/21

Ondra Partners LP
Index
March 31, 2017

Page(s)

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Ondra Partners LP
New York, New York

We have audited the accompanying statement of financial condition of Ondra Partners LP as of March 31, 2017, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of Ondra Partners LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ondra Partners LP as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of Ondra Partners LP's financial statements. The supplemental information is the responsibility of Ondra Partners LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 8 and 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
May 23, 2017

Ondra Partners LP

Statement of Financial Condition
March 31, 2017

Assets		
Cash	$	43,930
Other assets		2,630
Total assets	$	46,560
Liabilities and Partners' Capital		
Liabilities - accounts payable and accrued expenses	$	3,163
Partners' capital		43,397
Total liabilities and partners' capital	$	46,560

See notes to statement of financial condition.

1. Organization and Business

Ondra Partners LP (the "Partnership"), was formed under the laws of the State of Delaware to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services. The Partnership is owned by Ondra (US) GP, LLC (the "General Partner") and Ondra (US) LP (the "Limited Partner"). Both the General Partner and the Limited Partner are owned by Ondra LLP, a UK entity. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Partnership has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

3. Income Taxes

The Partnership is a disregarded entity for income tax reporting purposes and accordingly does not record a provision for federal, state or local income taxes because the ultimate tax filing entities will report their share of the Partnership's income or loss on their respective income tax returns.

The General Partner is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce net assets.

Based on its analysis, the General Partner has determined that the Partnership has not incurred any liabilities for unrecognized tax benefits as of March 31, 2017. However, the General Partners' conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed.

4. Transactions with related party

The Partnership maintains an administrative services agreement (the "Agreement") with the Limited Partner. The Agreement stipulates that the Limited Partner will provide to the Partnership accounting, administrative, office space, human resources and other services. The Partnership does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Limited Partner for any or all costs that the Limited Partner has paid on behalf of the Partnership.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Regulatory Requirements

The Partnership is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Partnership had net capital of approximately $41,000 which exceeded the required net capital by approximately $36,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1 at March 31, 2017.

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership does not hold customers' cash or securities.